Japan Holdings

Bottom-up selection of individual companies based on long-term fundamentals and valuation.

Dodge & Cox International Stock Fund Japan weighting is geared towards globally focused companies ...


Dodge & Cox ISF
MSCI EAFE
25%
20%
15%
10%
5%
0%
8%
12%
2%
11%
13%
7%
14%
8%
9/30/07
9/30/09
9/30/07
9/30/09
Globally focused*
Domestically focused**

... and low valuation stocks


MSCI EAFE
All Japan
Dodge & Cox ISF
P / S Median
0.9x
0.3x
0.5x
P / S StDev
2.6x
0.5x
Log LTM Price / Sales Multiple
Dodge & Cox ISF
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
% of Total Market Capitalization

Note: Excludes banks and REIT's. Data as of 30-Sep-09.

Note: Charted data is market cap weighted (ISF weighted by position size), summary statistics are not market cap weighted.

Industry Leaders Exposed to Global Growth

- Leading market positions with growth potential from emerging markets
- Strong balance sheets provide staying power and flexibility to return capital to shareholders.
- Low valuations typically associated with low margins vis-à-vis global peers

Individual Holdings with Restructuring Potential

- Opportunities to improve profitability and capital allocation
- Low valuations reflect concerns about pace of change and management urgency

* *Global sectors/industries are Information Technology, Consumer Electronics, Auto Components, Automobiles, Machinery, and Electrical Equipment.*

** *Domestically focused sectors/industries are Media, Telecommunications, Health Care, Financials, Consumer Discretionary (excluding Auto Components and Automobiles), Consumer Staples, Energy, Industrials (excluding Machinery and Electrical Equipment), Materials, and Utilities.*

Valuation Disparities

September 30, 2009

Developed World (ex United States) Valuation Spreads



Top-Quintile Compared to the Market Average
1987 Through Late-September 2009
Standard Deviations
5
4
3
2
1
0
(1)
(2)
One
Standard
Deviation
Average
87
89
91
93
95
97
99
01
03
05
07
09
Economic Slowdowns

Source: Empirical Research Partners Analysis.

The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.